================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                   RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
                              EXCHANGE ACT OF 1934

                    FOR THE THREE MONTHS ENDED MARCH 31, 1999

                                  FLAG LIMITED
             (Exact name of Registrant as specified in its charter)

                                EMPORIUM BUILDING
                                 69 FRONT STREET
                             HAMILTON HM12, BERMUDA
                     (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

             Form 20-F   /X/                     Form 40-F   / /

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-2(b) under the Securities Exchange Act of 1934

                  Yes   / /                             No   /X/

This report ("Quarterly Report") sets forth certain information regarding the financial condition and results of operations of FLAG Limited, a Bermuda company (the "Company"), for the fiscal quarter ended March 31, 1999. This Quarterly Report contains a review of the Company's unaudited financial information and analysis for the first quarter, as well as certain other information.

The following unaudited financial statements, in the opinion of the Company's management, reflect all adjustments (which include only normal recurring adjustments) necessary for a fair presentation of the financial position, the results of operations and cash flows for the periods presented.

Certain capitalized terms contained herein have the meaning given to them in the Company's Annual Report filed on Form 20-F on March 31, 1999.

================================================================================

                                  FLAG LIMITED

                                    FORM 6-K

                                      INDEX

                                                                            PAGE

PART I   FINANCIAL INFORMATION ................................................1

ITEM 1:  FINANCIAL STATEMENTS..................................................1
         1.A  Consolidated Balance Sheets......................................1
         1.B  Consolidated Statements of Operations............................2
         1.C  Consolidated Statement of Comprehensive Income...................3
         1.D  Consolidated Statements of Cash Flows for the Three Months
              Ended March 31, 1999 and 1998....................................4
         1.E  Notes to Consolidated Financial Statements.......................6

ITEM 2:  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
         AND RESULTS OF OPERATIONS.............................................7


PART II  MORE INFORMATION.....................................................12

ITEM 1:  LEGAL PROCEEDINGS....................................................12
ITEM 2:  CHANGES IN SECURITIES................................................12
ITEM 3:  DEFAULTS UPON SENIOR SECURITIES......................................12
ITEM 4:  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS..................12
ITEM 5:  OTHER INFORMATION....................................................12
ITEM 6:  EXHIBITS AND REPORTS FILED ON FORM 6-K...............................13

SIGNATURES....................................................................14

PART I
ITEM 1.A

                                  FLAG LIMITED

                           CONSOLIDATED BALANCE SHEETS
                   AS OF MARCH 31, 1999 AND DECEMBER 31, 1998
          (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)


                                                                             1999              1998
                                                                          (UNAUDITED)        (AUDITED)
ASSETS:
     Current assets:
        Cash                                                              $     1,484       $     3,024
        Accounts receivable, net of allowance for doubtful accounts
            of $8,630 (1998 - $8,630)                                          41,714            70,211
     Prepaid expenses and other assets                                          3,783             2,879
                                                                          -----------       -----------
                                                                               46,981            76,114

        Accounts receivable                                                    20,838            20,854
        Funds held by collateral trustee or in escrow                         174,185           255,366
        Construction in progress                                               23,231            11,494
        Capacity available for sale                                         1,074,818         1,095,099
        Capitalized financing costs, net of accumulated
            amortization of $1,909 (1998 - $1,498)                             11,941            12,352

Fixed assets, net                                                               4,428             4,487
                                                                          -----------       -----------
                                                                          $ 1,356,422       $ 1,475,766
                                                                          ===========       ===========

LIABILITIES:
     Current liabilities:
        Accrued construction costs                                        $    92,448       $   146,165
        Accrued liabilities                                                    18,180            33,214
        Accounts payable                                                        8,226             6,018
        Income taxes payable                                                    6,677             6,453
        Due to affiliate                                                        1,123             1,843
        Deferred revenue                                                       19,215            39,121
                                                                          -----------       -----------
                                                                              145,869           232,814
     8 1/4% senior notes, due 2008, net of unamortized
        discount of $5,173 (1998 - $5,321)                                    424,827           424,679
     Long-term debt                                                           241,500           271,500
     Deferred revenue and other                                                82,005            84,415
     Deferred taxes                                                             3,500             3,562
                                                                          -----------       -----------
                                                                              897,701         1,016,970
SHAREHOLDERS' EQUITY:
     Class A common shares, $.0001 par value                                     --                  13
     Class B common shares, $.0001 par value                                       64                57
     Additional paid-in capital                                               504,387           504,381
     Foreign currency translation adjustment                                     (544)             (704)
     Deficit                                                                  (45,186)          (44,951)
                                                                          -----------       -----------
                                                                              458,721           458,796
                                                                          -----------       -----------
                                                                          $ 1,356,422       $ 1,475,766
                                                                          ===========       ===========

              The accompanying notes are an integral part of these
                             financial statements.

PART I
ITEM 1.B

                                  FLAG LIMITED

                      CONSOLIDATED STATEMENTS OF OPERATIONS
               FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND 1998
          (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


                                                                    1999                1998
                                                                -------------       -------------
REVENUES:
     Capacity sales, net of discounts                           $      27,214       $      27,954
     Standby maintenance and restoration revenue                        7,367               5,145
                                                                -------------       -------------
                                                                       34,581              33,099
SALES AND OTHER OPERATING COSTS:
     Cost of capacity sold                                              8,757              12,560
     Operations and maintenance                                         7,268               9,070
     Sales and marketing                                                1,910                 764
     General and administrative                                         4,768               4,914
                                                                -------------       -------------
                                                                       22,703              27,308

OPERATING INCOME                                                       11,878               5,791

INTEREST EXPENSE                                                       14,504              16,720

INTEREST INCOME                                                         2,648               4,281
                                                                -------------       -------------

INCOME (LOSS) BEFORE INCOME TAXES                                          22              (6,648)

PROVISION FOR INCOME TAXES                                                257                 746
                                                                -------------       -------------

LOSS BEFORE EXTRAORDINARY ITEM                                           (235)             (7,394)

EXTRAORDINARY ITEM                                                       --                59,839
                                                                -------------       -------------

NET LOSS                                                                 (235)            (67,233)

CUMULATIVE PAY-IN-KIND PREFERRED DIVIDENDS                               --                 1,508

REDEMPTION PREMIUM AND WRITE-OFF OF DISCOUNT ON
     PREFERRED SHARES                                                    --                 8,500
                                                                -------------       -------------

NET LOSS APPLICABLE TO COMMON SHAREHOLDERS                      $        (235)      $     (77,241)
                                                                =============       =============

Basic and diluted income (loss) per common share - Class A      $        --         $       (0.06)
Basic and diluted income (loss) per common share - Class B      $        --         $       (0.17)

Weighted average common shares outstanding - Class A                     --           132,000,000
Weighted average common shares outstanding - Class B              635,796,330         396,890,512

              The accompanying notes are an integral part of these
                             financial statements.

PART I
ITEM 1.C

                                  FLAG LIMITED

                 CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
               FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND 1998
          (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


                                                        1999             1998
                                                      --------         --------
NET LOSS                                              $   (235)        $(77,241)

Foreign currency translation adjustment                    160             --
                                                      --------         --------
COMPREHENSIVE LOSS                                    $    (75)        $(77,241)
                                                      ========         ========










              The accompanying notes are an integral part of these
                             financial statements.

PART I
ITEM 1.D

                                  FLAG LIMITED

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND 1998
          (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


                                                                                 1999             1998
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net loss applicable to common shareholders                                 $   (235)      $ (77,241)
     Adjustments to reconcile net loss to net cash provided by
        (used in) operation activities:
      Pay-in-kind preferred dividends                                               --             1,508
      Preferred share redemption premium                                            --             8,500
      Amortization of financing costs                                                411           2,152
      Loss on debt refinancing                                                      --            59,839
      Provision for doubtful accounts                                               --               819
      Senior debt discount                                                           148             148
      Depreciation                                                                   332             115
      Deferred taxes                                                                --               137
      Add (deduct) net changes in operating assets and liabilities:
        Accounts receivable                                                       28,498          48,747
        Prepaid expenses and other assets                                           (931)            465
        Capacity available for sale                                                9,281          12,559
        Accounts payable and accrued liabilities                                 (12,600)          1,856
        Income taxes payable                                                         244             523
        Due to affiliate                                                            (720)           (803)
        Deferred revenue and other                                               (22,316)        (17,934)
                                                                                --------       ---------
              Net cash provided by operating activities                            2,112          41,390
                                                                                --------       ---------


CASH FLOWS FROM FINANCING ACTIVITIES:
      Financing costs incurred                                                      --           (13,389)
      Net proceeds from issuance of 8 1/4% senior notes                             --           424,088
      Proceeds from long-term debt                                                  --           320,000
      Repayment of long-term debt                                                (30,000)       (615,087)
      Redemption of preferred shares                                                --          (139,454)
      Decrease (increase) in funds held by collateral trustee or in escrow        81,181         157,463
                                                                                --------       ---------
              Net cash provided by financing activities                           51,181         133,621
                                                                                --------       ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Cash paid for construction                                                    (54,454)       (176,248)
   Purchase of fixed assets, net                                                    (351)           (612)
                                                                                --------       ---------
              Net cash used in investing activities                              (54,805)       (176,860)
                                                                                --------       ---------

NET INCREASE (DECREASE) IN CASH:                                                  (1,512)         (1,849)
   Effect of foreign currency movements                                              (28)           --
CASH, beginning of period                                                          3,024           2,490
                                                                                --------       ---------
CASH, end of period                                                             $  1,484       $     641
                                                                                ========       =========


              The accompanying notes are an integral part of these
                             financial statements.

PART I
ITEM 1.D  (CONTINUED)

                                  FLAG LIMITED

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND 1998
          (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)



                                                          1999          1998
                                                        --------      --------
SUPPLEMENTAL INFORMATION ON NON-CASH
   OPERATING ACTIVITIES:

   Decrease in capacity available for sale              $ 20,281      $ 12,559
   Decrease in accrued construction costs                (11,000)           --
                                                        --------      --------
   Cost of capacity sold                                $  9,281      $ 12,559
                                                        ========      ========

SUPPLEMENTAL INFORMATION ON NON-CASH
   INVESTING ACTIVITIES:

   Increase in construction in progress                 $ 11,737      $     71
   Decrease in accrued construction costs                 42,717       176,177
                                                        --------      --------
   Cash paid for construction                           $ 54,454      $176,248
                                                        ========      ========

SUPPLEMENTAL INFORMATION DISCLOSURE OF
   CASH FLOW INFORMATION:

   Interest expense for period                          $ 14,504      $ 18,720
   Amortization of financing costs                          (559)       (2,300)
   Decrease (increase) in accrued interest payable         8,898       (10,291)
                                                        --------      --------
   Interest paid                                        $ 22,843      $  4,129
                                                        ========      ========



              The accompanying notes are an integral part of these
                             financial statements.

PART I
ITEM 1.E

                                  FLAG LIMITED
                    NOTE TO CONSOLIDATED FINANCIAL STATEMENTS
                          AS OF MARCH 31, 1999 AND 1998

          (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

1.       GENERAL

         The interim consolidated financial statements presented herein have been prepared on the basis of U.S. generally accepted accounting principles and include the accounts and balances of the Company and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation. In the opinion of management, the unaudited consolidated financial statements reflect all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the results of operations for the quarters ended March 31, 1999 and 1998, the balance sheets as of March 31, 1999 and December 31, 1998, and the cash flows for the three month periods ended March 31, 1999 and March 31, 1998. These interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 1998. The results of operations for any interim period are not necessarily indicative of results for the full year.

2.       NET INCOME (LOSS) PER COMMON SHARE

         In February 1999, the shareholders of all Class A common shares in the Company converted their shares into Class B common shares of equivalent value. Basic net loss per Class B common share in 1999 is based on dividing the net loss by the number of Class B common shares outstanding for the period as if the exchange had occurred on January 1, 1999. The basic net loss per Class A common share and Class B common share in 1998 are based on dividing net loss applicable to Class A and Class B shareholders by the weighted average number of common shares outstanding during the period.

3.       CONTINGENCIES

         The Company is involved in litigation from time to time in the ordinary course of business. In management's opinion, the litigation in which the Company is currently involved, individually and in the aggregate, is not material to the Company's financial condition, results of operations or cash flows.

4.       PENDING ACCOUNTING STANDARD

         The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", ("SFAS 133") which is for periods beginning after June 15, 1999. Management does not expect the impact of the adoption of SFAS 133 on the Company's financial position or results of operations to be material.

PART I
ITEM 2

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


QUARTER ENDED MARCH 31, 1999 COMPARED WITH THE QUARTER ENDED MARCH 31, 1998

RESULTS OF OPERATIONS

REVENUES

Total revenue recognized by the Company during the quarter ended March 31, 1999, was $34.6 million compared to $33.1 million in total revenue for the quarter ended March 31, 1998.

Revenue recognized from the sale of capacity was $27.2 million for the quarter ended March 31, 1999 compared to $28.0 million during the quarter ended March 31, 1998. As of March 31, 1999, the Company had entered into sales transactions with 82 international telecommunication carriers compared to 68 as of March 31, 1998.

Revenue recognized from standby maintenance fees was $6.7 million for the quarter ended March 31, 1999 compared to $5.1 million for the quarter ended March 31, 1998. The increase in standby maintenance revenue of $1.6 million for the quarter ended March 31, 1999 is a result of the increase in capacity sales on the FLAG System. The Company also generated revenues from restoration services during the quarter ended March 31, 1999. Revenues from these services, provided to alternate cable systems on a non-reciprocal basis, were $.7 million. No revenues were recognized in respect of restoration services in the quarter ended March 31, 1998.

OPERATING EXPENSES

For the quarter ended March 31, 1999, the Company recorded $8.8 million in respect of the cost of capacity sold compared to $12.6 million recorded in the quarter ended March 31, 1998. The gross profit on capacity sales of 67.8% for the quarter ended March 31, 1999, compares to a gross profit of 55.1% realized in the quarter March 31, 1998. The increase in margin is a result of sales of capacity in the quarter ended March 31, 1999 on segments having a higher gross margin than the segments on which capacity was sold during the quarter ended March 31, 1998. Cost of sales percentages used are a function of the allocated cost of constructing the FLAG System and management's current best estimate of future capacity sales and third party market forecasts of capacity sales. Changes in management's estimate of future capacity sales revenues, including the expected sales value per unit, will result in prospective changes to cost of sales.

In connection with certain sales, the Company has entered into price protection arrangements entitling the relevant customers to capacity credits if the Company lowers its list prices prior to December 31, 1999. In the period the Company lowers its prices, the Company records a provision for cost of sales based on the estimated cost value of the additional capacity granted. No adjustment was made to the Company's list prices in 1999 or 1998 and accordingly no such provision was recorded in the quarters ended March 31, 1999 and March 31, 1998 respectively. Currently, the Company does not plan to offer price protection on future sales of capacity.

During the quarter ended March 31, 1999 the Company incurred $7.3 million in operations and maintenance costs compared to $9.1 million for the quarter ended March 31, 1998. Operations and maintenance expenses relate primarily to the provision of standby maintenance under Maintenance
Zone Agreements as well as Company salaries and overheads directly associated with operations and maintenance activities. The decrease in operations and maintenance costs are largely a result of the termination of the Program Management Services Agreement with BANSC in May 1998.

During the quarter ended March 31, 1999, $1.9 million in sales and marketing costs were incurred compared to $.8 million incurred during the quarter ended March 31, 1998. Sales and marketing costs are comprised of all sales and marketing activities that are directly undertaken by the Company. The increase in sales and marketing costs in the quarter ended March 31, 1999 over the quarter ended March 31, 1998 is due to employment and related costs associated with the Company fully undertaking all sales and marketing activities which were previously managed by BANS under the Marketing Services Agreement during the quarter ended March 31, 1998.

In May 1998, the Company and BANS agreed to terminate the Marketing Services Agreement which appointed BANS as the exclusive sales agent for the Company throughout the world. Sales commissions incurred under the Sales and Marketing Services Agreement prior to its termination are expensed at the time the related revenue is recognized. Commissions on sales capacity credits or half-MIUs where there has been no match of a correspondent carrier are reflected as a prepaid expense at the time incurred and expensed when the related revenue is recognized.

During the quarter ended March, 31, 1999, $4.8 million of general and administrative expenses were incurred compared to $4.9 million during the quarter ended March 31, 1998. Increases in depreciation, staff, and office related costs incurred in the quarter ended March 31, 1999 were offset by a reduction in bad debt expense and costs associated with the transition of the Company from a development stage company to an operating company which were incurred in the quarter ended March 31, 1998.

INTEREST EXPENSE AND INTEREST INCOME

Interest expense on borrowings decreased from $16.7 million for the quarter ended March 31, 1998 to $14.5 million for the quarter ended March 31, 1999. The decrease in interest expense of $2.2 million is attributable to a reduction in the Company's long term debt facility from $320 million as at March 31, 1998 to $241.5 million as at March 31, 1999 combined with a $1.7 million reduction in amortized financing costs and discounts from $2.3 million for the quarter ended March 31, 1998 to $.6 million for the quarter ended March 31, 1999.

Interest income of $2.6 million was earned during the quarter ended March 31, 1999 compared to $4.3 million earned during the quarter ended March 31, 1998. Interest was earned on cash balances and short term investments held by the Collateral Trustee or in escrow arising from ongoing business operations.

PROVISION FOR TAXES

The provision for taxes was $.3 million for the quarter ended March 31, 1999 compared to $.7 million for the quarter ended March 31, 1998. The tax provisions for periods consists of taxes on income derived from capacity sales and standby maintenance revenue from customers in certain jurisdictions along the FLAG Route where the Company is deemed to have a taxable presence or is otherwise subject to tax. As at the present time, no income, profit, capital or capital gains taxes are levied in Bermuda. In the event that such taxes are levied, the Company has received an undertaking from the Bermuda Government exempting it from all such taxes until March 28, 2016.

EXTRAORDINARY ITEM

In connection with the Refinancing that took place on January 30, 1998, the Company recorded an extraordinary loss of $59.8 million in the statement of operations for the quarter ended March 31, 1998. The loss on refinancing represents the write-off of unamortized deferred financing costs related to the Old Credit Facility. There were no costs in respect of the financing recorded in the quarter ended March 31, 1999.

In addition, in connection with the Refinancing in January 1998, the Company redeemed the Preferred Stock at a redemption price of 105% of the liquidation preference. The excess of the redemption value over the carrying value of the Preferred Stock on the date of the redemption of $8.5 million has been reflected as a decrease in additional paid-in capital in the quarter ended March 31, 1998. There were no costs of this nature recorded in the quarter ended March 31, 1999.

NET LOSS AND NET LOSS APPLICABLE TO COMMON SHAREHOLDERS

For the quarter ended March 31, 1999 the Company recorded a net loss of $.2 million compared to net loss of $67.2 million for the quarter ended March 31, 1998. This is attributable to an increase in operating income of $6.1 million, a decrease in interest expense of $2.2 million, a $.5 million decrease in tax expense and the reduction of the extraordinary loss on refinancing of $59.8 million offset by a reduction in interest income of $1.6 million.

The net loss applicable to common shareholders for the quarter ended March 31, 1998 was $.2 million compared to a net loss for the quarter ended March 31, 1998 of $77.2 million.

Basic and diluted loss per common share was nil for the quarter ended March 31, 1999 compared to a net loss per Class A common share of $(0.06) and a net loss per Class B common share of $(0.17) for the quarter ended March 31, 1998. This reflects the reduction in net loss from $(77.2) million for the quarter ended March 31, 1998 to $(.2) million for the quarter ended
March 31, 1999.

LIQUIDITY AND CAPITAL RESOURCES

On January 30, 1998, the Company completed a refinancing which resulted in the repayment of all outstanding borrowings under the Old Credit Facility and the redemption of the Series A Preferred Shares. The refinancing consisted of $370.0 million of bank credit facilities and $430.0 million of 8 1/4% Senior Notes maturing January 30, 2008.

Upon consummation of the Refinancing on January 30, 1998, the remaining amount of unamortized capitalized financing costs related to the Old Credit Facility of $59.8 million was written off as a component of the loss on refinancing in the statement of operations. Also in connection with the Refinancing, the Company recorded a reduction to additional paid in capital of $8.5 million representing the excess of the $139.5 million paid to redeem the Preferred Stock over the $131.0 million carrying value of the Preferred Stock on the date of redemption.

The bank credit facilities include a seven year $320.0 million term loan facility and a $50.0 million revolving credit facility. On January 30, 1998, the Company borrowed $320.0 million under the term loan facility. During the year ended December 31, 1998, the Company repaid $48.5 million of the term loan facility and during the quarter ended March 31, 1999 the Company repaid a further $30.0 million, resulting in a balance remaining of $241.5 million as of March 31, 1999.

Borrowings under the bank credit facility bear interest at LIBOR plus 190 to
212.5 basis points. At the end of March 1998, the Company entered into two interest rate swap agreements to manage the Company's exposure to interest rate fluctuations on the bank credit facility. Under the swap agreements, the Company pays a fixed rate of 5.6% on a notional amount of $60.0 million and a fixed rate of $5.79% on a notional amount of $100.0 million and the counterparty pays the floating rate based on LIBOR. The swap agreements terminate in January and July 2000 respectively, unless extended an additional one year and six months respectively at the option of the counterparty.

The net cash amount received or paid on interest rate hedging instruments is recognized as an adjustment to interest cost on the related debt.

The Company believes that it will have no need for additional borrowing facilities. The Company intends to finance future operations through proceeds from the sale or lease of capacity, revenues from billings of standby maintenance charges and restoration services, investment income on cash and investment balances, borrowings under the revolving credit facility, if any, and available funds in reserve account.

As of March 31, 1999 and December 31, 1998, the Company had working capital deficits of $98.9 million and $156.7 million respectively. The working capital deficit was primarily a result of the current accounts payable to the Contractors which is classified as a current liability but for which the associated funds held in escrow are classified as a non-current asset and are hence excluded from the measure of working capital.

Total cash provided by operating activities and used in investing activities during the quarter ended March 31, 1999 was $2.1 million and $54.8 million respectively. As of March 31, 1999, cash on deposit with the Collateral Trustee or in escrow had decreased to $174.2 million from $255.4 million at December 31, 1998, primarily as a result of the repayment of a portion of the term loan facility and payments to the Contractors.

Total cash provided by operating and used in investing activities during the quarter ended March 31, 1998 was $41.4 million and $176.9 million respectively. These expenditures were funded by the collection of accounts receivable and proceeds from the Refinancing.

ASSETS

The Company's major assets is the telecommunications capacity available for sale on the FLAG System, which accounts for approximately $1.075 billion of assets as of March 31, 1999 ($1.095 billion as of December 31, 1998). The Company's fixed assets consist primarily of office furniture, leasehold improvements, computer equipment and autos. Other assets are primarily intangible such as capitalized financing costs.

The Company is currently extending the FLAG System to Saudi Arabia and Jordan and this is expected to cost approximately $53 million.

YEAR 2000

During 1999 the Company has continued its evaluation of the risks created by the Year 2000 problem. The Company is currently in the process of obtaining certificates of Year 2000 compliance from its suppliers for the equipment used in its systems. In addition, overall system tests are being conducted under laboratory conditions during the second quarter of 1999. Following this, the live FLAG Cable System test is expected to be conducted in the third quarter of 1999.

While the Company believes that it is taking the necessary steps to resolve its Year 2000 issues in a timely manner, there can be no assurance that the Company will not have any Year 2000 problems. If any such problems occur, the Company will work to solve them as quickly as possible. At present, the Company does not expect that such problems related to the Company's internal IT and non-IT systems will have a material adverse effect on its business. The failure, however, of one or more of the Landing Parties to be Year 2000 compliant could have a material adverse effect on the Company.

                           SAFE HARBOR STATEMENT UNDER
              THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The statements included in this Quarterly Report regarding future financial performance and results and the other statements that are not historical facts are forward-looking statements. The words "believes," "intends," "expects," "anticipates," "projects," "estimates," "predicts" and similar expressions are also intended to identify forward-looking statements. Such statements reflect various assumptions by the Company concerning anticipated results and are subject to significant business, economic and competitive risks, uncertainties and contingencies, including, without limitation, the risks, uncertainties and contingencies described in registration statements, reports and other documents filed by the Company from time to time with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. Accordingly, there can be no assurance that such statements will be realized. Such risks, uncertainties and contingencies could cause the Company's actual results for the quarter ended March 31, 1999 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company. The Company makes no representation or warranty as to the accuracy or completeness of such statements contained in this Quarterly Report.

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

PART II
ITEM 1:   LEGAL PROCEEDINGS

The Company is involved in litigation from time to time in the ordinary course of business. In management's opinion, the litigation in which the Company is currently involved, individually and in the aggregate, is not material to the Company's financial condition, results of operations or cash flows.


ITEM 2:   CHANGES IN SECURITIES

Not Applicable.


ITEM 3:   DEFAULTS UPON SENIOR SECURITIES

Not Applicable.


ITEM 4:   SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

At a meeting of the Company held by way of a conference call on February 15, 1999, the shareholders of the Company unanimously approved the amended Bye-Laws of the Company. On February 26, 1999, the shareholders of the Company unanimously passed a resolution appointing John Hossenlopp and Steven Smith to serve, and Andres Bandes to continue to serve, on its Board of Directors until re-elected or their successors are appointed at the next annual general meeting.


ITEM 5:   OTHER INFORMATION

On February 26, 1999, the Company was part of a reorganization whereby
FLAG Telecom Holdings Limited ("FTHL"), a Bermuda company, became the holding company for the FLAG Telecom group of companies. Pursuant to this reorganization, all of the Class A common shares of the Company were converted to Class B common shares and the shareholders of the Company transferred to FTHL 418,259,688 Class B common shares of the Company in exchange for an equal number of shares in FTHL. As a result of this reorganization, FTHL held 65.79% of the share capital of the Company with the balance of 34.21% being held by Bell Atlantic Network Systems Company.

FTHL also has an indirect 50% interest in FLAG Atlantic Limited ("FAL"), a joint venture company set up to build, own and operate a transatlantic fiber optic cable system connecting the U.S., U.K. and France. Global Telesystems Group, Inc. owns the remaining interest in the venture. The transatlantic cable system would be designed to carry voice, high-speed data and video traffic with an initial capacity of 160 Gbps and with designed upgrades in 160 Gbps increments to 1.28 terabits per second. The system would consist of three self-healing rings including (i) a ring among two Landing Stations on Long Island and two points of presence in New York City; (ii) a northern Atlantic cable from Long Island to England and a southern Atlantic cable from Long Island to France; and (iii) a ring in Europe among the Landing Stations in England and France and points of presence in London and Paris. The fiber optic link will be based on Synchronous Digital Hierarchy and use dense wave division multiplexing technology. The project is subject to financing, the execution of related agreements and other conditions.

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

ITEM 6:   EXHIBITS AND REPORTS FILED ON FORM 6-K

Not Applicable.























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

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            FLAG LIMITED


                                            By: /s/ James P. Campbell
                                                -----------------------------
                                                James P. Campbell
                                                CHIEF FINANCIAL OFFICER













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